                                                 CONFIRMING COPY OF PAPER FILING
                                                           MADE ON JUNE 17, 1996

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            KNOGO NORTH AMERICA INC.
                            ------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
                         ------------------------------
                         (Title of Class of Securities)


                                    499163103
                                 --------------
                                 (CUSIP Number)


                                Walter J. Schloss
                     Walter & Edwin Schloss Associates, L.P.
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 370-1844
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  June 10, 1996
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.




                                Page 1 of 8 Pages

CUSIP NO. 499158103000
          ------------

- --------------------------------------------------------------------------------
1)       Name of Reporting Person           Walter & Edwin Schloss
         S.S. or I.R.S. Identifica-         Associates, L.P.
         tion No. of Above Person           Employer I.D. No. 13-6065556
- --------------------------------------------------------------------------------

2)       Check the Appropriate Box          (a)
         if a Member of a Group                ---------------------------------
         (See Instructions)                 (b)          X
                                               ---------------------------------
- --------------------------------------------------------------------------------

3)       SEC Use Only
- --------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                     WC,OO
- --------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------

6)       Citizenship or Place of                      Delaware
         Organization
- --------------------------------------------------------------------------------

Number of       (7)      Sole Voting Power            572,000 shares
Shares Bene-    ----------------------------------------------------------------
 ficially       (8)      Shared Voting
Owned by                 Power                                -0-
Each Report-    ----------------------------------------------------------------
 ing Person     (9)      Sole Dispositive
With                     Power                        572,000 shares
                ----------------------------------------------------------------
                (10)     Shared Dispositive
                         Power                                -0-
- --------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person               572,000 shares
- --------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
- --------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                        9.97%(1)
- --------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                PN
- --------------------------------------------------------------------------------



- --------
(1) Based on 5,738,632 shares of Common Stock outstanding as of March 25, 1996, as set forth in the Company's Notice of Meeting and Proxy Statement, dated April 4, 1996.




                                Page 2 of 8 Pages

CUSIP NO. 499163103
          ---------

- --------------------------------------------------------------------------------
1)       Name of Reporting Person           Walter J. Schloss
         S.S. or I.R.S. Identifica-         Soc. Sec. No. ###-##-####
         tion No. of Above Person
- --------------------------------------------------------------------------------

2)       Check the Appropriate Box          (a)
         if a Member of a Group                ---------------------------------
         (See Instructions)                 (b)          X
                                               ---------------------------------
- --------------------------------------------------------------------------------

3)       SEC Use Only
- --------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                 PF
- --------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------

6)       Citizenship or Place of                      United States
         Organization
- --------------------------------------------------------------------------------

Number of       (7)      Sole Voting Power            8,500 shares
Shares Bene-    ----------------------------------------------------------------
 ficially       (8)      Shared Voting
Owned by                 Power                        572,000 shares(1)
Each Report-    ----------------------------------------------------------------
 ing Person     (9)      Sole Dispositive
With                     Power                        8,500 shares
                ----------------------------------------------------------------
                (10)     Shared Dispositive
                         Power                        582,500 shares(1),(2)
- --------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person               580,500 shares(1)
- --------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain                          X
         Shares (See Instructions)
- --------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                        10.1%
- --------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                IN
- --------------------------------------------------------------------------------

(1) Includes 572,000 shares owned by Walter & Edwin Schloss Associates, L.P., of which Schloss Management Company ("Management") is the general partner. Walter J. Schloss is one of the general partners of Management. By reason of his capacity as general partner of Management, Walter J. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.

(2) Includes 10,500 shares held in accounts of four clients of Walter J. Schloss, with respect to which he may from time to time possess certain indicia of investment discretion but as to which he has no voting power and he disclaims beneficial ownership.




                                Page 3 of 8 Pages

CUSIP NO. 499163103
          ---------

- --------------------------------------------------------------------------------
1)       Name of Reporting Person                    Edwin W. Schloss
         S.S. or I.R.S. Identifica-                  Soc. Sec. No. ###-##-####
         tion No. of Above Person
- --------------------------------------------------------------------------------

2)       Check the Appropriate Box          (a)
         if a Member of a Group                ---------------------------------
         (See Instructions)                 (b)          X
                                               ---------------------------------
- --------------------------------------------------------------------------------

3)       SEC Use Only
- --------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                 PF
- --------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------

6)       Citizenship or Place of                       United States
         Organization
- --------------------------------------------------------------------------------

Number of       (7)      Sole Voting Power            7,000 shares
Shares Bene-    ----------------------------------------------------------------
 ficially       (8)      Shared Voting
Owned by                 Power                        572,000 shares(1)
Each Report-    ----------------------------------------------------------------
 ing Person     (9)      Sole Dispositive
With                     Power                        7,000 shares
                ----------------------------------------------------------------
                (10)     Shared Dispositive
                         Power                        572,000 shares(1)
- --------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person               579,000 shares(1)
- --------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)                           X
- --------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                        10.1%
- --------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                IN
- --------------------------------------------------------------------------------

(1) Includes 572,000 shares owned by Associates of which Management is the general partner. Edwin W. Schloss is one of the general partners of Management. By reason of his capacity as general partner of Management, Edwin W. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.




                                Page 4 of 8 Pages

                             INTRODUCTORY STATEMENT

                  On February 2, 1995, there was filed with the Securities and Exchange Commission a Statement on Schedule 13D (the "Original Statement") relating to shares of Common Stock, par value $.01 per share of Knogo North America Inc. (the "Company"), beneficially owned by Walter & Edwin Schloss Associates, L.P. ("Associates"), Walter J. Schloss and Edwin W. Schloss. All capitalized terms used herein and not otherwise defined herein shall have the same respective meanings as used in the Original Statement.

                  This Statement being filed to report the disposition of the Common Stock of the Company by Associates.

                  Item 5 of the Original Statement is hereby amended as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) As of the date hereof, Associates beneficially owns directly 572,000 shares of Common Stock, which constitutes approximately 9.97% of the outstanding shares of Common Stock of the Company.(2) Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, the general partner of Associates, may each be deemed to be the indirect beneficial owner of the 572,000 shares of Common Stock beneficially owned directly by Associates.

                  As of the date hereof, Walter J. Schloss beneficially owns 580,500 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 10.1% of the outstanding shares of Common Stock.

                  As of the date hereof, Edwin W. Schloss beneficially owns 579,000 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 10.1% of the outstanding shares of Common Stock.

                  In addition, Walter J. Schloss provides investment advice in the ordinary course of business to four clients including a non-profit organization of which Walter J. Schloss is a member of the Board of Trustees. Walter J. Schloss may, at any given time or from time to time, possess certain indicia of investment discretion with respect to shares of Common Stock held in the accounts of his clients, but as to which Walter J. Schloss has no voting power. As of the date hereof, clients of Walter J. Schloss own 10,500 shares of Common Stock of the Company. The filing of this Statement should not be deemed an admission that Walter J. Schloss is the beneficial owner of the shares of Common Stock held in said client accounts.

- --------

(2) Outstanding shares of Common Stock are based on 5,738,632 shares outstanding as of March 25, 1996, as reported in the Company's Proxy Statement, dated April 4, 1996.




                                Page 5 of 8 Pages

                  (b) Associates has sole power to vote and dispose of the Partnership Shares, except that Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, the general partner of Associates, may be deemed to have shared power to vote and dispose of the Partnership Shares.

                  Walter J. Schloss and Edwin W. Schloss each have sole power to vote and dispose of the shares of Common Stock beneficially owned directly by them.

                  Walter J. Schloss may have at any time or from time to time certain indicia of investment discretion (but not the power to vote) with respect to the shares of Common Stock held in the accounts of his clients. Walter J. Schloss disclaims beneficial ownership as to all such shares held in client accounts.

                  (c) Information with respect to all transactions in Common Stock effected by Associates during the period beginning 60 days prior to the date hereof are as follows:

   Date                  Shares Purchased      Shares Sold       Per Share Price
   ----                  ----------------      -----------       ---------------
5/13/96                         --                16,000             $10.375
5/14/96                         --                   900             $10.375
5/15/96                         --                 8,100             $10.375
 6/4/96                         --                13,800             $10.289
 6/5/96                         --                15,200             $10.386
 6/6/96                         --                 4,600             $10.837
 6/7/96                         --                57,400             $11.777
6/10/96                         --                55,000             $14.084

All such transactions were open market transactions.

                  Except as set forth above, none of Associates, Walter J. Schloss nor Edwin W. Schloss have effected any transactions in Common Stock during the period since December 29, 1994 to the date hereof.

                  (d) To the best knowledge of Associates, no person other than Associates has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Partnership Shares, except that Walter J. Schloss and Edwin W. Schloss may be deemed to have such rights and powers solely by reason of being general partners of Management, the general partner of Associates.

                  To the best knowledge of Walter J. Schloss, each person maintaining an investment advisory account with him has the sole right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in said person's account.




                                Page 6 of 8 Pages

                  (e) Not Applicable.




                                Page 7 of 8 Pages

                                    SIGNATURE




                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                        /S/ WALTER J. SCHLOSS
                                        ----------------------------------------
                                        Walter J. Schloss


                                        /S/ EDWIN W. SCHLOSS
                                        ----------------------------------------
                                        Edwin W. Schloss




                                        WALTER & EDWIN SCHLOSS ASSOCIATES, L.P.
                                        By Schloss Management Company, General
                                           Partner


                                        By:/S/ WALTER J. SCHLOSS
                                           -------------------------------------
                                           Walter J. Schloss, General Partner




                                        By:/S/ EDWIN W. SCHLOSS
                                           -------------------------------------
                                           Edwin W. Schloss, General Partner




                                Page 8 of 8 Pages